

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 9, 2012

Via E-mail
Karan A. Chanana
Chief Executive Officer
Amira Nature Foods Ltd
29E, A.U. Tower
Jumeirah Lake Towers
Dubai, United Arab Emirates

> **Re:** **Amira Nature Foods Ltd**
> **Amendment No. 1 to Confidential Draft Registration Statement on Form F-1**
> **Submitted July 25, 2012**
> **CIK No. 0001552448**

Dear Mr. Chanana:

We have reviewed your amended confidential draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Confidential Draft Registration Statement on Form F-1

General

1.   We note your response to comment 1 in our letter dated July 13, 2012, and your statement that to date, neither the company nor any authorized person has provided any written materials to potential investors in reliance on Section 5(d) of the Securities Act. Please confirm that you will supplementally provide us with any such materials.

Similarly, please confirm that you will provide us with any research reports about you that have been published or distributed in reliance upon Section 2(a)(3) of the Securities Act added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering. We note your statement that, to date, no such research reports have been published or distributed.

Conventions Which Apply to this Prospectus, page iii

2.   We note your disclosure regarding translations from Rupees to U.S. dollars based on a rate that was certified for customs purposes on May 31, 2012. Please tell us why you have not updated such information in your amendment.

Risk Factors, page 11

We rely on our one processing and packaging facility and a limited number of third party processing facilities…, page 12

3.   We note your response to the first bullet of comment 48 in our letter dated July 13, 2012, and your statement that you have not entered into any agreements with the third-party processors. Please revise the above-referenced risk factor to include such information. In addition, please remove the statement beginning "To date, there have been no significant delays…" as this statement appears to mitigate the risk asserted.

Our historical and future international sales to certain non-U.S. customers, including independent resellers, expose us to special risks…, page 15

4.   We note your response to comment 16 in our letter dated July 13, 2012. You refer in the amended risk factor to sales to Sanctions Targets and to sales to Iran and Syria, but you do not state clearly that Iran and Syria are Sanctions Targets. Also, you state in the risk factor that indirect and direct sales of rice to Iran currently are allowed under U.S. sanctions laws, but you are silent as to whether U.S. sanctions laws allow such sales to Syria. Please revise the amended risk factor to make clear that Iran and Syria are Sanctions Targets, and to address whether direct and indirect sales of rice to Syria are allowed under U.S. sanctions laws.

We are a holding company and are dependent on dividends…, page 24

5.   Please revise the subcaption of this risk factor to reference all material risks described under the subcaption. For example, please reference the restrictions on the ability of Amira India to pay dividends.

6.   Please clarify in this risk factor whether Amira India plans to pay dividends to Amira Mauritius. In addition, if the registrant does not plan to pay dividends to its shareholders,

> please disclose this information in this risk factor and in the prospectus summary. We note your related disclosure at page 29 regarding your intent to retain your future earnings, if any, to fund the development and growth of your business. We also note your disclosure regarding the limitations on your ability to pay dividends to your shareholders.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 45

7.   We note your response to the second bullet of comment 11 in our letter dated July 13, 2012. Please revise your disclosure at page 47 under "Chanana's Ownership of ANFI and Amira India" to the extent necessary to discuss how the timing of obtaining Indian regulatory approval in respect of Mr. Chanana's purchase of 11.6% of the equity shares of Amira India will affect his ownership interests described in such section. Please also revise to clarify whether the diagram at page 6 assumes that such purchase has closed.

Liquidity and Capital Resources, page 59

8.   Please address in this section the liquidity and capital resources of the registrant. Please refer to Item 5.B.1(b) of Form 20-F. In that regard, we note your disclosure at page 24 regarding your dependence on dividends from your subsidiaries, and the restrictions on such dividends.

Related Party Transactions, page 97

9.   We note your response to comment 32 in our letter dated July 13, 2012, and your revised disclosure that the indemnification of your directors and officers will include indemnification for Mr. Chanana's personal guarantees. Please revise your disclosure to disclose all material terms of such indemnification obligation. In addition, please clarify whether this obligation is set forth in your organizational documents, or another agreement. If such obligation is set forth in another agreement, please file such agreement as an exhibit. In addition, please clarify whether Ms. Daing will be afforded similar indemnifications.

Taxation, page 110

10.   We note your response to comment 34 in our letter dated July 13, 2012 that you do not believe a tax opinion is required. However, it appears that the following tax consequences are material to investors: (i) the tax consequences discussed at page 110 under "Indian Taxation," and (ii) the tax consequences discussed at page 113 under "Taxation on the Sale or Other Taxable Disposition of Ordinary Shares" with respect to the U.S. tax implications if an Indian tax applies to any income arising from the sale of ordinary shares by a U.S. holder. Please obtain and file a tax opinion with respect to such

tax consequences. See Item 601(b)(8) of Regulation S-K. Please also refer to Staff Legal Bulletin No. 19, Legality and Tax Opinions in Registered Offerings, Section III.C with respect to the substance of tax opinions, including with respect to tax consequences on which counsel is unable to opine and opinions subject to uncertainty, if applicable.

Financial Statements, page 1

11.   On page 24 you state that you are dependent on dividends and other distributions from your subsidiaries. However, it is our understanding there may be restrictions on the ability of your subsidiaries to transfer funds to you. Please disclose the nature and extent of these restrictions when filing your consolidated financial statements in future periodic reports. Refer to paragraph 41(d) of IAS 27 for additional guidance. In addition, you will need to determine whether you must file condensed financial information in future periodic reports to comply with Rule 5-04 of Regulation S-X. Refer to Rule 4-08(e)(3) of Regulation S-X and SAB Topic 6:K:2 for additional guidance on this matter.

Exhibits and Financial Statement Schedules, page II-1

12.   We note your response to comment 48 in our letter dated July 13, 2012. Please file the agreements for the related party loans described at page 97. See Item 601(b)(10)(ii)(A) of Regulation S-K. In addition, please file the personal guarantees in favor of Bank of Baroda and ICICI Bank that you describe at page 98.

13.   Please ensure that you have submitted all exhibits that your exhibit index indicates you have submitted. In this regard, we note that it does not appear that you have submitted the documents described in your exhibit index as Exhibits 10.10, 10.12, 10.14 and 23.3.

General

        If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in text searchable PDF files using the secure e-mail system we describe on our website at http://www.sec.gov/divisions/corpfin/cfannouncements/cfsecureemailinstructions.pdf.

You may contact Tracie Towner at (202) 551-3744 or Jenifer Gallagher at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. Please contact Sirimal R. Mukerjee at (202) 551-3340 or, in his absence, Laura Nicholson at (202) 551-3584 or me at (202) 551-3740 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director